DENVER, CO OFFICE 5300 DTC Parkway, Suite 220 Greenwood Village, CO 80111 Tel: (303) 531-0470 Fax: (303) 531-0519
Gary C. Huber, President and Chief Executive Officer Email: ghuber@neutronenergyinc.com

August 30, 2012

VIA EDGAR AND E-MAIL

Ms. Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Neutron Energy, Inc. Registration Statement on Form S-1 File No. 333-173181

Dear Ms. Parker:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Neutron Energy, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of its registration statement on Form S-1 (File No. 333-173181), originally filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2011 and subsequently amended on May 20, 2011 and September 13, 2011, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company is requesting withdrawal of the Registration Statement because it has elected to enter into a merger transaction with Uranium Resources, Inc., a Delaware corporation (“URI”), and not pursue the sale of its securities under the Registration Statement.  Pursuant to the Agreement and Plan of Merger, dated as of March 1, 2012, by and among URI, URI Merger Corporation, a Nevada corporation and wholly-owned subsidiary of URI (“Merger Sub”), and the Company, Merger Sub will merge with and into the Company and the Company will become an indirect wholly-owned subsidiary of URI (the “Merger”).  The Merger has been approved by the Boards of Directors and stockholders of both URI and Neutron and the Company expects to consummate the Merger on or about August 31, 2012.  The Merger and the transactions related thereto are more fully described in the joint proxy statement/prospectus contained in Amendment No. 1 to Form S-4 (File No. 333-181400) that URI filed with the Commission on June 22, 2012.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.  Please fax or email a copy of the order to the undersigned at

(303) 531-0519 or ghuber@neutronenergyinc.com with a copy to the Company’s outside legal counsel, Paul Hilton of Hogan Lovells US LLP, at (303) 899-7333 or Paul.Hilton@Hoganlovells.com.  In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding the foregoing application for withdrawal, please telephone Paul Hilton at (303) 899-7300.

Yours very truly,

Neutron Energy, Inc.

By:	/s/ Gary C. Huber
Name: Gary C. Huber
Title: President and Chief Executive Officer